Exhibit 99.20

NEO Exchange: NETZ

FSE: M2QA

NEWS RELEASE

CARBON STREAMING ANNOUNCES

QUARTERLY FINANCIAL RESULTS

Momentum Continues with Public Listing, Completed US$105M Equity Raise,

Cornerstone Investments into World-Class Carbon Credit Projects

And Growing Investment Pipeline

Hosts Quarterly Update Call on Thursday November 18, 2021

TORONTO, ONTARIO, November 15, 2021 – Carbon Streaming Corporation (NEO: NETZ) (FSE: M2QA) (“Carbon Streaming” or the “Company”) has released its financial results for the three-month period ended September 30, 2021. The Company is hosting a live audio call at 12 noon EST on Thursday November 18, 2021. Further details on how to register and participate in the conference call are provided below.

Carbon Streaming CEO Justin Cochrane said: “We had a fantastic start to this new fiscal year, closing a highly successful capital raise, completing our public listing and investing in two cornerstone carbon projects that will supply carbon credits to the Company for decades.” Mr. Cochrane continued: “These achievements form the basis of a solid foundation upon which we can deliver on our corporate mission of generating shareholder returns while fighting climate change and delivering positive transformation.”

Q1 Carbon Credit Streams

●	Carbon Streaming announced and subsequently closed a Carbon Credit Streaming agreement with Infinite-EARTH Limited for 100% of the carbon credits (which are not previously committed to other buyers) generated by the Rimba Raya Biodiversity Reserve located in Borneo, Indonesia.
●	The Company closed a Carbon Credit Streaming agreement with Brazilian-based project developers Ecosystem Regeneration Associates – ERA Brazil to support the development and growth of their Avoided Conversion grouped project, aimed at protecting native forests and grasslands in the Cerrado biome in central Brazil.

Q1 Financial & Market Highlights

●	As of September 30, 2021, the Company had US$108.6M in cash and no corporate debt.
●	The Company successfully completed a non-brokered US$105M Private Placement of Special Warrants on July 19, 2021.
●	The Company listed and commenced trading of its Common Shares on Canada’s NEO Exchange on July 27, 2021 and in Europe on the Frankfurt Stock Exchange on July 30, 2021.

●	The Company announced its plans for a 1-for-5 reverse stock split of its Common Shares in September 2021 (effective October 22, 2021).
●	Expenses for the period are in line with the Company’s recent growth and activity. Net cash used in operating activities for the quarter was US$2.4 million.
●	The Company incurred a net loss of US$43.3 million for the period, this included a US$40.5 million non-cash charge related to the recognition of a warrant liability the Company was required to recognize upon the change of its functional currency.

Subsequent Events

●	Carbon Streaming welcomed Mr. Geoff Smith as President and COO and Mr. Derek Sawkins as EVP, Investments and Strategy.
●	The Company’s securities commenced trading on a post-consolidation basis on October 25, 2021.
●	Carbon Streaming continues to execute on its investment strategy and has sourced a near-term pipeline valued at approximately US$200M, amongst a larger potential deal pipeline of over US$700M.

Carbon Streaming Welcomes New Board Member

“We are thrilled to welcome Candace MacGibbon to Carbon Streaming’s Board of Directors,” stated Company Chairman Maurice Swan. “She will be joining the Board as a strong independent voice. Candace brings with her significant financial, technical, government relations, communications and ESG (Environmental, Social and Governance) experience. Her deep understanding of capital markets and stream financing, combined with her impressive resume of executive leadership roles makes Candace a highly valuable addition to our Board.”

Ms. MacGibbon was elected to the Board of the Company at its Annual General Meeting, which was held on November 12, 2021. Ms. MacGibbon is a CPA, CA with over 25 years of experience in the mining sector and capital markets. She is currently a Director of Osisko Gold Royalties Ltd. She was formerly the CEO of INV Metals Inc., a Canadian mineral resource company focused on the development and exploration of the Loma Larga gold property in Ecuador. Ms. MacGibbon holds a Bachelor of Arts – Economics from the University of Western Ontario and a Diploma in Accounting from Wilfrid Laurier University and is a Chartered Professional Accountant.

Audio Conference Call

Investors are invited to join an interactive Audio Call on Thursday November 18, 2021 at 12 noon EST during which CEO Justin Cochrane and other members of the management team will provide a brief company update and answer questions from participants. Register in advance at: http://www.directeventreg.com/registration/event/7329088. Detailed call-in instructions will be emailed once participant registration is complete. An audio recording of the Quarterly Update will be made available on the Company website.

About Carbon Streaming

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, Chief Executive Officer Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements with respect to execution of its investment strategy and ability to realize on its opportunity pipeline) are forward-looking information. This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward- looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s Annual Information Form dated as of September 27, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.